UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June, 2019

Commission File Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany
(+49) 3641 508180
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

Effective June 11, 2019, Tony Gibney resigned as a Director of the Board of Directors of InflaRx N.V. (the “Company”) due to a requirement of his current employer. He advised the Board that such decision was not made due to any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jena, Germany, June 14, 2019.

INFLARX N.V.

By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer

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